EXHIBIT 21

SUBSIDIARIES OF MINDSPEED TECHNOLOGIES, INC.

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Maker Communications, Inc.	Delaware
Mindspeed Technologies S.A.S.	France
Mindspeed Technologies U.K., Limited	United Kingdom